UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 29, 2022

ORIGIN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Louisiana	001-38487	72-1192928
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 South Service Road East
Ruston, Louisiana 71270

(Address of principal executive offices including zip code)

(318) 255-2222

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $5.00 per share	OBNK	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On June 29, 2022, Origin Bancorp, Inc. (the “Company”) held a special meeting of shareholders to approve the Agreement and Plan of Merger, dated as of February 23, 2022 (as it may be amended from time to time, the “merger agreement”), by and between the Company and BT Holdings, Inc. (“BTH”), and the transactions contemplated by the merger agreement, including the merger of BTH with and into the Company (the “merger”) and the issuance of shares of Origin common stock in the merger. Of the 23,768,748 shares of common stock eligible to vote at the special meeting, 18,364,377 shares were represented in person or by proxy, representing approximately 77.26% of the outstanding shares as of the record date for the special meeting. The final voting results for approval of the merger agreement are as follows:

For	Against	Abstain	Broker Non-Vote
18,332,328	2,478	29,571	0

Item 8.01	Other Events

On June 30, 2022, the Company and BTH issued a joint press release announcing that the shareholders of the Company and BTH had each approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the merger of BTH Bank, N.A., with and into Origin Bank (the “bank merger”). In addition, the press release announced that the Company had received the requisite regulatory approvals from the Federal Reserve Bank of Dallas, Louisiana Office of Financial Institutions, and Texas Department of Banking for the merger and the bank merger. The press release also announced that BTH had formally designated Lori Sirman and Jay Dyer to serve on the board of the Company and Origin Bank, in accordance with the terms of the merger agreement. A copy of the press release is filed with this report as Exhibit 99.1.

The proposed merger is expected to close in the third quarter of 2022, subject to the satisfaction of customary closing conditions.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1	Press release, dated June 30, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Origin. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Origin’s current expectations and assumptions regarding Origin’s and BTH’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect Origin’s or BTH’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Origin and BTH, the outcome of any legal proceedings that may be instituted against Origin or BTH, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Origin and BTH do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of Origin and BTH successfully, and the dilution caused by Origin’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, Origin disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding Origin and factors which could affect the forward-looking statements contained herein can be found in Origin’s registration statement on Form S-4 filed with respect to the proposed merger of Origin and BTH on April 13, 2022 (as amended), Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Origin filed with the SEC a registration statement on Form S-4 (File No. 333-264279) on April 13, 2022, as amended on April 26, 2022 and on May 3, 2022, declared effective by the SEC on May 5, 2022 (as amended, the “Registration Statement on Form S-4”). The S-4 Registration Statement includes the joint proxy statement/prospectus, which has been mailed to Origin’s and BTH’s shareholders.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ORIGIN, BTH AND THE MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Origin at its website, www.origin.bank.  Documents filed with the SEC by Origin will be available free of charge by accessing Origin’s Investor Relations website at ir.origin.bank or, alternatively, by directing a request by mail or telephone to Origin Bancorp, Inc., 500 South Service Road East, Ruston, Louisiana 71270, Attn: Investor Relations, (318) 497-3177.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN BANCORP, INC.

Dated: June 30, 2022	By:	/s/ Stephen H. Brolly
Stephen H. Brolly
Chief Financial Officer